

Mail Stop 3030

October 22, 2015

Charles Rimlinger
Chief Executive Officer
Elite Data Services, Inc.
4447 N. Central Expressway
Suite 110-135
Dallas, TX 75205

  Re: Elite Data Services, Inc.
    Registration Statement on Form S-1
    Filed September 28, 2015
    File No. 333-207171

Dear Mr. Rimlinger:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Front Cover Page of Prospectus

1. Please show us how you calculated that the shares you are registering in your resale offering represent the disclosed percentage of your public float. Please note in this regard, that in a transaction of the type you are attempting to register, it appears that the registration of a large number of your outstanding shares held by non-affiliates is a primary offering that can only proceed on an at-the-market basis under Securities Act Rule 415(a)(4) if the issuer is eligible to conduct a primary offering on Form S-3.

Capital Requirements, page 8

2. Given your disclosure that the total purchase price for the license was $10 million payable in the form of a promissory note that may be payable in cash, please tell us why

$5 million is a reasonable requirement to execute on your business plan. Please also reconcile your disclosure here that you "will not require additional funding" with your disclosure on pages 11-15 and 40 regarding expected financing needs to implement your business plan and service debt. If you believe no additional funding is needed, please revise to describe the "market response" to which you refer and how that response eliminates the need for additional funding. Ensure your revisions are supported by the disclosures concerning your results of operation and status of implementing your business plan.

We rely on the performance of our executives and highly skilled personnel…, page 16

3. Please revise this risk factor to reconcile with your disclosure on page 37 that you have no employees.

Our business in the gaming sector . . ., page 18

4. Given the stage of your business, please clarify how you are "a large consumer of electricity and other energy."

We must rely on strategic vendor partners . . ., page 19

5. Your disclosure here and on page 34 states that you will place your machines at establishments of third parties. Your disclosure elsewhere, including the preceding risk factor, says that you will "operate" gaming machines. Please reconcile.

Authorized Shares, page 29

6. In an appropriate location in your prospectus, please provide all of the disclosures required by Regulation S-K Item 202 in accordance with Item 9 of Form S-1. Please also revise to clarify whether the changes noted on page 29 have taken effect and, if so, clarify the changes. For example, if the reverse split has occurred, disclose the number of shares currently outstanding, the number registered for resale and the number underlying your other outstanding securities.

Description of Business

General, page 33

7. We note your description that you are a technology company whose software applications are developed to market and advertise assets that the company owns and controls. Please revise your disclosure to clarify what software applications you have and what assets you market and advertise and what assets you own and control. In this regard we note that you disclose that you have websites that advertise the sale of used cars presumably owned by third parties and that you have not yet acquired any gaming machines.

8.   Please expand your disclosure to briefly describe how you intend to derive revenue from gaming distribution and online automotive platform businesses. Please also clarify the references to "implementing your business plan" by describing with specificity that plan, including what steps you have accomplished and what steps remain.

Gaming Distributor License Overview, page 33

9.   We note the description of the acquisition of EMBM and license to which you refer, which disclosure indicates that you and your affiliates, such as those identified on pages 45-46, have no pre-existing relationship with the "Seller" and its affiliates. If that is not the case, please revise to describe the relationships.

10.   Please clarify why you acquired EMBM, a Honduras corporation, instead of the license directly. If the license is required by any applicable law to be held by a Honduran corporation, please disclose that and any risks that your current ownership structure presents in terms of complying with any such laws. We also note references to "Required Approvals" in the securities purchase agreement for EMBM. With a view towards revised disclosure, please tell us what approvals were required and if those approvals were obtained.

11.   As a related matter, please revise to describe the significance of the license and any material barriers to your current and potential competitors. For example, do gaming establishments currently exist in Honduras and Roatan and do those establishments already operate gaming machines? How many machines are in each establishment and how many gaming establishments exist? Do other persons or entities hold licenses similar to yours? How many gaming machines are covered by those licenses? Does the license permit you to operate or manage gaming machines and/or a gaming establishment or merely sell/lease/install such machines to a third party?

12.   Please disclose the substance of the termination provisions contained in Section 4.3 of the securities purchase agreement for EMBM. Please clarify, if true, that the $900,000 payment due April 6, 2016 is payable in cash or shares at the option of the note holder. Please disclose if the holder would have the option to terminate the securities purchase agreement per Section 4.3 of that agreement if you were unable to pay the April 2016 payment in cash. Include any appropriate risk factor disclosure.

13.   Please clarify how you intend to source, and the cost to purchase and maintain, gaming machines. Also revise your disclosure on page 40, as appropriate.

14.   Please disclose the business purpose for delaying the effective date of the note to April 6, 2016. If you have not yet tendered consideration for the purchase of EMBM, please disclose when you be legally and contractually entitled to the assets of EMBM and the license. Please include appropriate risk factor disclosure as necessary.

Strategic Vendor Placement . . ., page 34

15.   Please revise to disclose what steps you have taken to place gaming machines at this resort. If you have taken no steps, please state so directly. Please also clarify the nature and status of gaming operations at this resort.

Registration Rights, page 39

16.   Please revise your disclosure in this section to account for the registration rights agreement between you and Tarpon Bay.

Plan of Operations, page 40

17.   We note that you have excluded from the tables on page 42 and from the following discussion other income and expense items in fiscal 2014 and 2013, including your impairment of intangible assets for $589,041 and loss on extinguishment of debt of $1,361,448. Please revise to include these items. Refer to Item 303 of Regulation S-K.

Directors…, page 45

18.   We note from your disclosure on page 45 that your board currently consists of three directors whereas your bylaws indicate that you must have not less than five and not more than seven directors. Please tell us if you intend to add directors or amend your bylaws and provide us with analysis as to how you are in compliance with your current bylaws with respect to board composition. Please include risk factor disclosure as appropriate.

Available Information, page 45

19.   Identify the reports and other information that you file with the SEC. See Item 12(b)(2)(i) of Form S-1.

Biographies of Chairman and Directors, page 46

20.   For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Please refer to Regulation S-K Item 401(e)(1).

21.   For Dr. Ricketts, please identify the name and principal business of the companies for which he has worked during the last five years. For Ms. Myers, please disclose the principal business of SMA Alliance, Inc. and Baker Myers & Associates. Please refer to Regulation S-K Item 401(e)(1). Please also include the disclosure required by

Regulation S-K Item 401(e)(2). We note, for example, the statement regarding the service by Dr. Ricketts with "several public companies" during the last five years.

Legal Proceedings, page 47

22.   Please revise your disclosure to clarify for each officer and director whether they have been involved in any of the events specified in clauses (1) through (8) of Regulation S-K Item 401(f) not just those listed in your current bullet points.

Financial Statements

Note 11. Purchase of the Gaming License, page F-17

23.   Please tell us why you plan to record the asset and liability upon the effective date of the amended SPA and note, and tell us how you plan to account for the transaction.

24.   We note that you disclose elsewhere in the filing, such as on page F-26, that you acquired the gaming distribution license on April 6, 2015. Please clarify for us whether you received the license on April 6, 2015, or whether the agreement signed on that date was a commitment by the parties to terms that are to be fulfilled at a later date (i.e., an executory contract). Please revise the filing to provide similar clarification.

25.   Also, if you have not received the license, please explain what you mean by your statement on page F-5 that you are currently working on implementing gaming machines in Roatan.

Consolidated Statements of Operations, page F-23

26.   Please tell us why you classified the impairment of intangible assets within non-operating expenses.

Note 1. Description of Business, page F-26

Habanero Properties Purchase of Controlling Ownership of Company, page F-27

27.   The share amounts appear to be pre-split. If true, please revise to reflect all share amounts on a post-split basis. Refer to SAB Topic 4C.

Related Party Transactions with Baker Myers & Associates, LLC, page F-28

28.   Please tell us whether you accounted for the purchase of assets related to www.classifiedride.com from Baker Myers as the acquisition of assets or the acquisition of a business. Explain why your accounting is appropriate and cite the accounting literature you relied upon.

29.   Please tell us how you accounted for and valued your ownership of 51% of Autoglance LLC. Explain why your accounting is appropriate and cite the accounting literature you relied upon.

Signatures, page 59

30.   Please indicate parenthetically who is signing the registration statement in the capacity of principal executive officer, principal financial officer and controller or principal accounting officer. See Instruction 1 to Signatures on Form S-1.

Exhibits

31.   Please file the securities purchase agreement, including all omitted schedules, for the acquisition of EMBM and other agreements related to the transactions with H y H Investments and related sub-licensing agreement. Please also file as exhibits the license to operate gaming machines, the strategic vendor placement agreement referenced on page 34, all material agreements described on page 50 and the exhibits included with each Form 8-K filed during June and July 2015.

Exhibit 5.1 – Legality Opinion

32.   Please file an opinion that clarifies whether counsel is opining that the shares "will be" or already "are" validly issued, fully paid and non-assessable. Please also ask counsel to revise the inconsistent references on pages 1 and 2 to the jurisdiction of incorporation of the registrant.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, at (202) 551-3812 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc (via e-mail): Jeffrey M. Stein, Esq.
JMS Law Group, PLLC